                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

Chase Venture Capital Associates, LLC ("CVCA, LLC") (FN 1)
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   (Last)               (First)                 (Middle)

c/o Chase Capital Partners
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                                    (Street)

380 Madison Avenue, 12th Floor
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   (City)               (State)                 (Zip)

New York,             New York                   10017
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2. Date of Event Requiring Statement (Month/Day/Year)

1/1/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

StarMedia Network, Inc. ("STRM")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

05/25/99
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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
   Common Stock                          11,378,333 (FN 2)           D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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

Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) Chase Venture Capital Associates, LLC ("CVCA, LLC") became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC, a newly organized wholly-owned subsidiary of Chase Capital Partners ("CCP"), became the managing member of CVCA, LLC, and (iii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP is the managing member of Consolidating, and pursuant to a master advisory agreement with CCP-SBIC Manager, LLC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) Flatiron Associates LLC (f/k/a Friends of Flatiron, LLC), Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with affiliates of CVCA, LLC (the "Chase Entities"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage internet companies (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the Chase Entities. Upon the occurrence of certain contingencies that are outside the control of the Chase Entities, certain Chase Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the Chase Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors.

Notwithstanding the co-investment arrangements with the Flatiron Group, each of the Chase Entities and CVCA, LLC disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group; accordingly, the filing of this form shall not be construed as an admission that the Chase Entities, CVCA, LLC or any of the other reporting persons are the beneficial owners of such securities.

               Chase Venture Capital Associates, LLC
                     ** Signature of Reporting Person

               By:  Chase Capital Partners, as Manager

               By:  ____________________________

               Title:  ___________________ of Chase Capital Partners   2/  /2000
                                                                       ---------
                                                                       Date

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

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                                                                                Title of
                                                                              Derivative
                                    Date of                      Title and  Securities and    Ownership      Nature of     Disclaims
Name and Address    Designated       Event      Issuer Name,     Amount of     Title and        Form:        Indirect      Pecuniary
  of Reporting       Reporter1     Requiring       Ticker        Security      Amount of    Direct (D) or   Beneficial      Interest
     Person                        Statement  or Trading Symbol               Securities    Indirect (I)     Ownership
                                                                              Underlying
                                                                              Derivative
                                                                              Securities

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
John R. Baron      Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital          2000      Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                 ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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Mitchell J. Blutt  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                 ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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Chris C. Behrens   Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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Arnold L. Chavkin  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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Eric Green         Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        Yes
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY 100
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Michael R. Hannon  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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Donald J. Hofmann  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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


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
Stephen P. Murray  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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John M.B.          Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
O'Connor           Capital           2000     Network, Inc.      11,378,333                              Note 2 below
C/o Chase          Associates,                  ("STRM")
Capital Partners   LLC
380 Madison
Avenue 12th Floor
New York, NY
10017
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Susan L. Segal     Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase Capital  Capital           2000     Network, Inc.      11,378,333                              Notes 2 and 3 below
Partners           Associates,                  ("STRM")
380 Madison        LLC
Avenue
12th Floor
New York, NY
10017
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Shahan D.          Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
Soghikian          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
c/o Chase          Associates,                  ("STRM")
Capital            LLC
Partners
50 California
Street, Suite
2940
San Francisco,
CA 94111
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Jeffrey C. Walker  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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Timothy J. Walsh   Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue
 12th Floor
New York, NY
10017
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Richard D. Waters  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        Yes
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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Damion E. Wicker   Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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


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
CCP European        Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
Principals, LLC     Capital           2000     Network, Inc.      11,378,333                              Note 2 below
c/o Chase           Associates,                  ("STRM")
Capital Partners    LLC
380 Madison
Avenue 12th Floor
New York, NY
10017
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CCP Principals,     Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
LLC c/o Chase       Capital           2000     Network, Inc.      11,378,333                              Note 2 below
Capital Partners    Associates,                  ("STRM")
380 Madison         LLC
Avenue 12th Floor
New York, NY
10017
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Chase Capital       Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
Corporation         Capital           2000     Network, Inc.      11,378,333                              Note 2 below
(f/k/a Chemical     Associates,                  ("STRM")
Capital             LLC
Corporation)
c/o Chase
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
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The Chase           Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
Manhattan           Capital           2000     Network, Inc.      11,378,333                              Note 4 below
Corporation         Associates,                  ("STRM")
270 Park Avenue     LLC
35th Floor
New York, NY
10017
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Chase Capital      Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
Partners           Capital           2000     Network, Inc.      11,378,333                              Note 5 below
380 Madison        Associates,                  ("STRM")
Avenue 12th Floor  LLC
New York, NY
10017
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CCP-SBIC Manager   Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
LLC                Capital           2000     Network, Inc.      11,378,333                              Note 6 below
c/o Chase Capital  Associates,                  ("STRM")
Partners           LLC
380 Madison
Avenue 12th Floor
New York, NY
10017
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CCP-CMC            Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
Consolidating,     Capital           2000     Network, Inc.      11,378,333                              Note 7 below
LLC                Associates,                  ("STRM")
c/o Chase          LLC
Capital Partners
380 Madison
Avenue 12th Floor
New York, NY
10017
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I. Robert Greene   Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Flatiron       Capital           2000     Network, Inc.      11,378,333                              Note 8 below
Partners           Associates,                  ("STRM")
257 Park Avenue    LLC
South 12th Floor
New York, NY
10010
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


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
Brian J. Richmand  Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 9 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue
12th Floor
New York, NY
10017
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Jonas Steinmann    Chase Venture  January 1,   StarMedia        Common Stock    N/A              I       See Explanatory        No
c/o Chase          Capital           2000     Network, Inc.      11,378,333                              Note 10 below
Capital Partners   Associates,                  ("STRM")
380 Madison        LLC
Avenue 12th Floor
New York, NY
10017
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

Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all reporting persons, each of whom has authorized it to do so.

2) The amount shown in Table I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), which is the manager, by delegation, of CMC, LLC, pursuant to an advisory agreement with Chase Manhattan Capital Corporation. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CVCA, LLC.

3) The reporting person is a director of the Issuer. The amount shown in Table 1 represents the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he is a general partner of CCP, the sole managing member of the two members of CVCA, LLC and the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CVCA, LLC.

Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole stockholder of Chase Capital Corporation, a general partner of CCP, the manager, by delegation, of CMC, LLC. The actual pro rata portion of such beneficial ownership that may be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CMC, LLC.

4) The amount shown in Table I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because it is the manager, by delegation, of CMC, LLC pursuant to an advisory agreement with Chase Manhattan Capital Corporation. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CVCA, LLC.

5) The amount shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until June 1, 1997. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CVCA, LLC.

6) The amount shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until May 31, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CVCA,
LLC.

7) The amount shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until December 31, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CVCA, LLC.

8) The amounts shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CMC, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the manager, by delegation, of CMC, LLC, until July 1, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CVCA, LLC.

9) The amounts shown in Tables I represent the beneficial ownership of the Issuer's equity securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the non-managing member of CBCI, LLC and the manager, by delegation, of CBCI, LLC, until July 1, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CVCA, LLC.


10) The amount shown in Table 1 represents the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the sole managing member of the two members of CVCA, LLC, and the manager, by delegation, of CVCA, LLC, until July 1, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CVCA, LLC.